News Release

Media Contacts:
Denise Bradley
Vice President, Communications
Teva Pharmaceuticals — Americas
215-591-8974
denise.bradley@tevapharm.com

Teva Receives FDA Approval for ProAir® HFA (albuterol sulfate) with Dose Counter

NORTH WALES, Pa., March 8, 2012 – Teva Respiratory announced today that the U.S. Food and Drug Administration (FDA) has approved ProAir® HFA with a dose counter for use in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm (EIB). The dose counter is designed to help these patients, as well as their caregivers, keep track of the number of doses remaining in the canister. The new product will be commercially available later in the year.

“Short-Acting Beta-Agonists like ProAir® are an essential component of clinical treatment guidelines for asthma, COPD and EIB,” said Tushar Shah, MD, Senior Vice President, Teva Global Respiratory Research and Development. “The dose counter is designed to help patients, as well as their healthcare providers, keep track of the number of doses remaining in the inhaler. Patients prescribed ProAir® HFA will continue to receive their standard inhaler until we launch this important advancement.”

The approval of the dose counter represents an important milestone in the development of ProAir®, the market leading albuterol inhaler. This product enhancement demonstrates Teva’s commitment to improving patients’ treatment experience.

ProAir® HFA was approved by the FDA in October 2004 for treatment or prevention of bronchospasm with reversible obstructive airway disease in adults and children 12 years of age and older. In September 2008, the FDA expanded the indication for use in patients as young as age 4.

About Asthma
Asthma is a chronic inflammatory disorder of the large and small airways that causes recurrent episodes of wheezing, breathlessness, chest tightness, and coughing.1 Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and even death.1

About ProAir® HFA
ProAir® HFA (albuterol sulfate) Inhalation Aerosol is indicated in patients 4 years of age and older for the treatment or prevention of bronchospasm with reversible obstructive airway disease and for the prevention of exercise-induced bronchospasm.

The safety and efficacy of ProAir® HFA was determined through clinical trials comparing it to a marketed active comparator HFA-134a albuterol inhaler and placebo. In clinical trials of adults and children with asthma, ProAir® HFA produced bronchodilator responses greater than those observed with a matched placebo HFA inhalation aerosol and comparable safety and efficacy to the active comparator HFA-134a albuterol inhaler.

Important Safety Information
If your symptoms become significantly worse when you use ProAir® HFA, contact your doctor immediately. This may indicate either a worsening of your asthma or a reaction to the medication, which may rarely occur with the first use of a new canister of ProAir® HFA. Either of these could be life-threatening.

What to tell your doctor before using ProAir® HFA: If you have a heart, blood, or seizure disorder, high blood pressure, diabetes, or an overactive thyroid, be sure to tell your doctor. Also make sure your doctor knows all medications you are taking, especially heart medications and drugs that treat depression, because some medications may interfere with how well your asthma medications work. Do not exceed the recommended dose.

Side effects associated with ProAir® HFA included headache, rapid heartbeat, pain, dizziness, and irritation of the throat and nose.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

Please see full prescribing information at http://www.proairhfa.com/pdf/ProAirPrescribingInformation.pdf

About Teva
Teva Respiratory is the U.S.-based respiratory subsidiary of Teva Pharmaceutical Industries Ltd. Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix® the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®, the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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1 “What is Asthma?” National Heart Lung and Blood Institute May 2006. Available at: http://www.nhlbi.nih.gov/health/health-topics/topics/asthma/.